Companhia Energética de Minas Gerais — CEMIG

January 23, 2015

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: William H. Thompson

Accounting Branch Chief

Re: Companhia Energética de Minas Gerais - CEMIG

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed April 30, 2014

File No. 1-15224

Dear Mr. Thompson:

Set forth below, please find our response to your letter dated December 22, 2014 relating to CEMIG’s Form 20-F for the year ended December 31, 2013 (the “Form 20-F”). To assist in the Staff’s review of our responses, we precede the response below with the text (in bold type) of the comment as stated in your letter. We believe that we have replied to your comments in full. As requested, this letter is being filed on EDGAR as correspondence.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the Form 20-F. All financial information is presented in millions of Brazilian Reais, unless otherwise stated.

Form 20-F for Fiscal Year Ended December 31, 2013

Item 4.	Information on the Company, page 20

Capital Expenditures, page 31

1. Please show us how to reconcile total capital expenditures to the disclosures in the notes to the financial statements.

CEMIG advises the Staff that capital expenditures is comprised of the following items included in cash flows from investing activities in our Statements of Cash Flows:

CASH FLOWS FROM INVESTMENT ACTIVITIES that REPRESENT CAPITAL EXPENDITURES:	2013	2012	2011
Financial assets	(91)	(107)	(57)
Acquisition of jointly-controlled subsidiary. net of cash acquired	(94)	—	—
Cash injection in Investees	(355)	(396)	(879)
PP&E	(69)	(109)	(95)
Intangible assets	(908)	(1,263)	(1,183)
Other (rounding difference)	(1)	—	—

Total capital expenditures presented on page 31 of CEMIG’s 2013 Form 20-F	(1,518)	(1,875)	(2,214)

Item 5.	Operating and Financial Review and Prospects, page 71

2. Please provide the disclosures required by Item 5(e) of Form 20-F or tell us why such disclosures are not required.

CEMIG advises the Staff that it does not have any off-balance sheet arrangements that would require disclosure pursuant to Item 5(e) of Form 20-F.

Consolidated Statements of Cash Flow, page F-10

3. Please tell us your consideration of disclosing investing and financing transactions that do not require the use of cash in accordance with paragraph 43 of IAS 7 or where such disclosures can be found.

CEMIG advises the Staff that, in accordance with paragraph 43 of IAS 7, the investing and financing transactions that do not require the use of cash relate primarily to costs of loans and financing linked to works that were capitalized as Intangible Assets and transfers of Intangible assets “under construction” to financial assets as disclosed in Note 17 to CEMIG’s 2013 Financial Statements. In response to the staff’s comment, CEMIG will revise its Statements of Cash Flow in its 2014 Annual Report on Form 20-F to disclose these items as transactions that do not require the use of cash.

4. Please show us how to reconcile the additions to PP&E to your disclosure in note 16. Please also show us how to reconcile the decrease in the accounts receivable from Minas Gerais state government for 2012 to your disclosure in note 12.

Additions to PP&E

In response to the Staff’s comment, below is a rollforward of PP&E from December 31, 2012 to December 31, 2013 to separately display additions and transfers, which historically have been grouped together:

Consolidated	2012 balance restated	Additions	Transfers	Written down	Depreciation	2013 balance

In service
Land	380	4	—	—	-7	378
Reservoirs. dams and water courses	2,552	8	—	—	-165	2,395
Buildings. works and improvements	743	18	—	-3	-46	712
Machinery and equipment	2,198	19	35	-4	-169	2,079
Vehicles	6	8	—	—	-2	12
Furniture and utensils	1	1	—	—	—	2

	5,880	58	35	-7	-389	5,578

Under construction	229	11	—	—	—	239
Net PP&E	6,109	69	35	-7	-389	5,817

CEMIG also advises the Staff that there were no transfers to Property, Plant and Equipment from December 31, 2011 to December 31, 2012. Therefore, the amount included as additions in note 16 agrees with the amount disclosed in the Statements of cash flow for the year ended December 31, 2012. The difference of 1 refers to rounding.

In response to the Staff’s comment, CEMIG will separately disclose additions and transfers to PP&E in the Financial Statements included in its 2014 Annual Report on Form 20-F.

Decrease in the accounts receivable from Minas Gerais state government for the year ended December 31, 2012

CEMIG advises the Staff that the reconciliation of the amount of R$1,498 million related to a decrease in the accounts receivable from Minas Gerais state government presented in Consolidated Statements of Cash Flow for the year ended in December 31, 2012 is presented in the table below:

Total of decrease in the accounts receivable from Minas Gerais State Government	Consolidated
Net amounts settled by Minas Gerais State	(1,343)
Net amounts received from FIDC	(155)

Total	(1,498)

CEMIG advises the Staff that the disclosures in Note 12 reflect certain transaction relating to the Credit Rights Investment Fund (FIDC). Since the FIDC was consolidated in CEMIG’s financial statements, these transactions are treated in consolidated financial statements, as a reduction of Company’s accounts receivable from Minas Gerais State Government. In order to demonstrate how CEMIG arrived at the cash received from the Minas Gerais state government for the year ended December 31, 2012, below is a rollforward of the accounts receivable balance on a consolidated basis for the respective year:

Accounts receivable from Minas Gerais state government	Consolidated
Balance on December 31, 2011	1,830
Monetary updating of accounts receivable from Minas Gerais state government	165
Income and social contribution taxes and taxes on financial transactions, withheld	(55)
Monetary updating of the contract as per conditions agreed with Minas Gerais State	2,383
Retained by Minas Gerais State to settle CEMIG’s litigation with federal government re CRC Account	(403)
Total of decrease in the accounts receivable from Minas Gerais State Government	(1,498)

Balance on December 31, 2012	2,422

Explanatory Notes to the Consolidated Financial Statements, page F-12

2.5 New Accounting pronouncements adopted starting in 2013, page F-19

5. We note that your adoption of IFRS 11 resulted in accounting for investments in joint ventures and jointly controlled entities using the equity method instead of the proportional consolidation method you used prior to the adoption of IFRS 11. Please tell us in sufficient detail how you determined these joint arrangements qualified as joint ventures as opposed to joint operations. Ensure your analysis discusses the structure and form of the arrangements and the involved parties’ rights and obligations arising from the arrangements.

CEMIG advises the Staff that it determined that its joint arrangements qualified as joint ventures based on the characteristics presented below, which are based on the requirements of IFRS 11:17 and B15:

•	The joint arrangements previously accounted for using the proportional consolidation method are conducted through separate legal entities.

•	According to the Brazilian Corporate Law, CEMIG does not have any direct rights or liabilities relating to the individual assets and liabilities of these entities. CEMIG only has rights to the net assets of these entities.

•	The terms of the arrangements also stipulate that CEMIG does not have rights to assets or obligations relating to the liabilities of these entities.

•	The joint venture activities were not primarily designed for the provision of output to CEMIG and the other venturers. The revenues of these entities are primarily derived from unrelated parties.

•	The main cash flow source of these entities comes from their own operations. The entities are not dependent on cash flow contributions of CEMIG or the other venturers.

•	According to Brazilian Corporate Law, CEMIG is liable only to the extent of its investments in each arrangement. These entities are directly liable for their debts, obligations and claims related to their activities.

•	CEMIG and the other venturers share profits and dividends according to their respective ownership interest in each entity, as required by Brazilian Corporate Law.

6. It does not appear that you disclosed the impact of the adoption IFRS 11 and IAS 19 on each line item in the statements of financial position, statements of income and statements of cash flow or basic and diluted profit per preferred and common share as required by paragraph 28(f) of IAS 8. Please revise or advise.

CEMIG advises the Staff that the information disclosed in Note 2 to CEMIG’s 2013 financial statements, pages F-20 to F-22, describes the main effects of the adoption IFRS 11 and IAS 19 on its financial statements. CEMIG further advises that the adoption IFRS 11 and IAS 19 did not change CEMIG’s basic and diluted profit per preferred and common share.

7. We note that the amounts disclosed in the statement of cash flow for 2012 as reclassified differ from the amounts reflected in the statements of cash flow. Please revise or advise.

CEMIG advises the Staff that the correct reclassified amounts are properly disclosed in the statements of cash flow. However, CEMIG included certain incorrect amounts in Note 2 relating to the impacts on the statements of cash flows. In response to the Staff’s comment, CEMIG will revise Note 2 in the Financial Statements included in its 2014 Annual Report on Form 20-F. The corrected amounts that will be included in Note 2 are presented in the table below:

Year ended 12/31/2012	Consolidated
Statement of cash flow	Published	Principles of consolidation	Reclassified
Net cash generated by operational activities	3,278	(449)	2,829
Net cash from (used in) financing activities	8	(2,116)	(2,108)
Net cash used in investment activities	(3,610)	2,704	(906)
Net change in cash and cash equivalents	(324)	139	(185)

Initial balance of Cash and cash equivalents	2,863	(759)	2,104
Final balance of Cash and cash equivalents	2,539	(620)	1,919

Net change in cash and cash equivalents	(324)	139	(185)

5. Operational Segments, page F-50

8. We note the information by segment includes a line item for additions to (reduction in) the segment. Please tell us what the additions/reductions reflected in the line item represent and show us how to reconcile the amounts to other disclosures in the notes to financial statements.

CEMIG advises the Staff that additions/reductions reflected in the line item represent capital expenditures less cash received on the disposal of investments. The additions to (reduction in) operational segments is comprised of the following line items from the respective Statements of Cash Flows:

CASH FLOWS FROM INVESTMENT ACTIVITIES	2013	2012	2011
Financial assets	91	107	57
Acquisition of jointly-controlled subsidiary. net of cash acquired	94	—	—
Cash injection in Investees	356	396	879
PP&E	69	109	95
Intangible assets	908	1,263	1,183

Total capital expenditures	1,518	1,875	2,214

Cash received on disposal of investments	(1,691)	—	—

ADDITIONS TO (REDUCTION IN) OPERATIONAL SEGMENTS	(173)	1,875	2,214

Additionally, CEMIG advises the Staff that Note 5 includes certain incorrect amounts in the Generation and Other columns of the additions/reductions line item for the year ended December 31, 2012. CEMIG will revise this information in the Financial Statements included in its 2014 Annual Report on Form 20-F.

The original amount of R$ 1,473 million disclosed for the year ended December 31, 2012, related to additions to the segment, was adjusted and is properly presented in the table below:

INFORMATION BY SEGMENT. 2012
ITEM	GENERATION	TRANSMISSION	DISTRIBUTION	TELECOM	GAS	OTHER	TOTAL
ADDITIONS TO (REDUCTION IN) THE SEGMENT	473	107	1,229	—	—	66	1,875

9. Please tell us if segment liabilities are reported to and reviewed by the chief operating decision maker and if the measure of segment assets reviewed by the chief operating decision maker include the amount of investment in associates and joint ventures accounted for by the equity method. If so, please disclose segment liabilities and the investment in associates and joint ventures in future filings. Refer to paragraphs 20 and 23 of IFRS 8.

CEMIG advises the Staff that liabilities are not reported by segment to the chief operating decision maker. However, the measure of segment assets reviewed by the chief operating decision maker does include the amount of investments in associates and joint ventures accounted for by the equity method. The investments in associates and joint ventures by segment for 2013, 2012 and 2011 are as follows:

INFORMATION BY SEGMENT. 2013
ITEM	GENERATION	TRANSMISSION	DISTRIBUTION	TELECOM	GAS	OTHER	TOTAL
INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	1,623	2,379	1,191	4	577	387	6,161

INFORMATION BY SEGMENT. 2012
ITEM	GENERATION	TRANSMISSION	DISTRIBUTION	TELECOM	GAS	OTHER	TOTAL
INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	1,135	3,747	1,104	—	508	361	6,855

INFORMATION BY SEGMENT. 2011
ITEM	GENERATION	TRANSMISSION	DISTRIBUTION	TELECOM	GAS	OTHER	TOTAL
INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	772	3,546	1,158	—	513	363	6,351

CEMIG will revise its disclosure to include the investments in associates and joint ventures by segment in its 2014 Annual Report on Form 20-F.

3. Principles of Consolidation, page F-40

10. Please tell us why Central Termeletrica de Cogeracao is not included in the tables in note 15.

CEMIG advises the Staff that, as described in Note 1 to CEMIG’s 2013 financial statements, page F-16, CEMIG Comercializadora de Energia Incentivada S.A. was formerly known as Central Termelétrica de Cogeração S.A.

The entity is correctly shown in the tables in Note 15 on page F-70. In the table presented in Note 3 on page F-40, this entity was disclosed under its previous name Central Termelétrica de Cogeração. CEMIG will correct the name of this entity in Note 3 in its 2014 Annual Report on Form 20-F.

15. Investments, page F-66

11. Please tell us how the summarized financial information beginning on page F-70 complies with the information required by paragraphs B12 and B13 of IFRS 12 or revise your disclosure to comply with the disclosure requirements. Please also translate the summarized financial information into English.

CEMIG advises the Staff that certain items required by paragraphs B12 and B13 of IFRS 12 were inadvertently not included in the summarized financial information in Note 15. Following is the summarized financial information in English, including certain line items in bold which were not presented in the footnote included in the Form 20-F. CEMIG will include revised summarized financial information in its 2014 Annual Report on Form 20-F.

CEMIG also advises that additional information regarding the main joint ventures and associations (Ligth and Taesa) is publicly available in English, since these companies are listed and disclose regular information to investors.

2013	Gasmig	Transleste	Transirapé	Centroeste	Transudeste	Transchile	Light	Taesa	Axxiom
Assets
Current	368	41	30	61	27	18	3,632	1,680	34
Cash and cash equivalents	—	—	—	—	—	—	546	121	—
Other current assets	368	41	30	61	27	18	3,086	1,559	34
Non-Current	1,401	125	74	—	81	189	9,516	7,537	8

Total Assets	1,769	166	104	61	108	207	13,148	9,217	42

Liabilities
Current	299	9	5	6	4	18	3,313	830	15
Suppliers	—	—	—	—	—	—	907	52	—
Non-Current	541	41	41	20	46	77	6,326	4,061	11
Equity	929	116	58	35	58	112	3,509	4,326	16

Total Liabilities and Equity	1,769	166	104	61	108	207	13,148	9,217	42

Statement of Income
Net Revenue	1,203	33	20	12	20	17	7,765	1,254	38
Total Cost	(956)	(2)	(2)	—	(1)	(2)	(4,191)	(257)	(28)
Depreciation and amortization	—	—	—	—	—	—	(351)	(1)	—

Gross Profit	247	31	18	12	19	15	3,574	997	10
General and administrative expenses	(48)	(2)	(1)	(2)	(1)	(8)	(2,263)	—	(7)
Depreciation and amortization	—	—	—	—	—	—	(40)	(1)	—
Net Financial Revenue (Expenses)	(18)	(3)	(3)	(1)	(3)	(5)	(459)	(229)	—
Financial revenues	—	—	—	—	—	—	365	196	—
Financial expenses	—	—	—	—	—	—	(824)	(425)	—

Operational profit	181	26	14	9	15	2	852	768	3
Income tax and Social Contribution tax	(60)	(1)	(1)	(1)	(1)	(1)	(265)	121	(1)

Net Profit for the Period	121	25	13	8	14	1	587	889	2

Statement of Comprehensive Income
Net Profit for the Period	121	25	13	8	14	1	587	889	2
Other Comprehensive Income
Adjustment of actuarial liabilities, net of taxes	—	—	—	—	—	—	95	—	—

Comprehensive Income For The Period	121	25	13	8	14	1	682	889	2

2012	Gasmig	Transleste	Transirapé	Centroeste	Transudeste	Transchile
Assets
Current	221	39	25	77	32	15
Non-Current	1,318	123	70	—	79	168

Total Assets	1,574	162	95	77	111	183

Liabilities
Current	273	9	4	13	6	15
Non-Current	509	47	44	22	49	70
Equity	808	106	47	42	56	98

Total Liabilities and Equity	1,574	162	95	77	111	183

Statement of Income
Net Revenue	1,043	30	19	12	19	14
Total Cost	(860)	(2)	(2)	(2)	(1)	(6)

Gross Profit	183	28	17	10	18	8
General and administrative expenses	(93)	(1)	(2)	(1)	(2)	(3)
Net Financial Revenue (Expenses)	33	(4)	(4)	—	(4)	(4)

Operational profit	123	23	11	9	12	1
Income tax and Social Contribution tax	(26)	(1)	(1)	(1)	(1)	—

Net Profit for the Period	97	22	10	8	11	1

Statement of Comprehensive Income
Net Profit for the Period	97	22	10	8	11	1
Other Comprehensive Income	—	—	—	—	—	—

Comprehensive Income For The Period	97	22	10	8	11	1

2012	Light	Taesa	EATE	ECTE	ETEP	ENTE	ERTE	Axxiom
Assets
Current	2,379	3,861	329	157	158	205	62	11
Cash and cash equivalents	230	2,530	—	—	—	—	—	—
Other current assets	2,149	1,331	329	157	158	205	62	11
Non-Current	9,394	5,784	1,271	156	190	385	103	5

Total Assets	11,773	9,645	1,600	313	348	590	165	16

Liabilities
Current	2,179	628	168	36	61	68	41	6
Suppliers	863	43
Non-Current	6,329	4,885	568	159	109	153	40	—
Equity	3,265	4,132	864	118	178	369	84	10

Total Liabilities and Equity	11,773	9,645	1,600	313	348	590	165	16

Statement of Income
Net Revenue	8,021	1,269	295	70	66	154	61	23
Total Cost	(5,954)	(109)	(25)	(5)	(8)	(13)	(32)	(17)
Depreciation and amortization	(315)	(1)	—	—	—	—	—	—

Gross Profit	2,067	1,160	270	65	58	141	29	6
General and administrative expenses	(920)	(77)	—	—	—	—		(5)
Depreciation and amortization	(43)	(1)	—	—	—	—	—	—
Net Financial Revenue (Expenses)	(461)	(278)	1	(6)	(4)	(15)	(3)	—
Financial revenues	199	257	—	—	—	—	—	—
Financial expenses	(660)	(535)	—	—	—	—	—	—

Operational profit	686	805	271	59	54	126	26	1
Income tax and Social Contribution tax	(205)	(220)	(31)	(18)	(8)	(12)	(2)	—

Net Profit for the Period	481	585	240	41	46	114	24	1

2012	Light	Taesa	EATE	ECTE	ETEP	ENTE	ERTE	Axxiom
Statement of Comprehensive Income
Net Profit for the Period	481	585	240	41	46	114	24	1
Other Comprehensive Income
Adjustment of actuarial liabilities, net of taxes	(132)	—	—	—	—	—	—	—

Comprehensive Income For The Period	349	585	240	41	46	114	24	1

12. We note that the table of summarized financial information of equity investees does not include information for Epicares Empreendimentos and Parati, which appear to be material. Please tell us why the summarized financial information for these associates is not included in the table. Refer to paragraph B12 of IFRS 12.

CEMIG advises the Staff that Parati is a special purpose entity that has a direct interest in Light of 6.41%. Although the summarized information of Parati was not included in the table of summarized financial information, the information for Light presented in the summarized financial information table represents both CEMIG’s direct investment in Light and its indirect investment through Parati. CEMIG will include the summarized financial information for Parati separately in its 2014 Annual Report on Form 20-F. Although some information related to Epicares Empreendimentos was presented on page F-67, CEMIG will include the following summarized financial information for this equity investee in its 2014 Annual Report on Form 20-F.

2013	Epícares
Assets
Current	31
Cash and cash equivalents	27
Other current assets	4
Non-Current	186

Total Assets	217

Liabilities
Current	1
Non-Current	1
Equity	215

Total Liabilities and Equity	217

Statement of Income
Net Revenue	35
Total Cost	—

Gross Profit	35
General and administrative expenses	(4)
Net Financial Revenue (Expenses)	—

Operational profit	31
Income tax and Social Contribution tax	(1)

Net Profit for the Period	30

Statement of Comprehensive Income
Net Profit for the Period	30
Other Comprehensive Income	—

Comprehensive Income For The Period	30

13. It appears that the entities associated with CEMIG Geracao e Transmissao listed in the table on page F-66 in b) are not included in the table on page F-70. Please tell us why.

Although certain information related to the entities associated with CEMIG Geracao e Transmissao was presented on page F-67, CEMIG will revise the summarized financial information of equity investees in its 2014 Annual Report on Form 20-F to include all entities associated with CEMIG Geracao e Transmissao as follows:

2013	Hidrelétrica Cachoeirão	Guanhães Energia	Hidrelétrica Pipoca	Madeira Energia	Lightger	Baguari Energia	Central Eólica Praias de Parajuru	Central Eólica Volta do Rio	Central Eólica Praias de Morgado	Amazônia Energia
Assets
Current	27	24	19	701	21	70	10	30	16	—
Cash and cash equivalents	23	23	14	298	18	27	1	1	2	—
Other current assets	4	1	5	403	3	43	9	29	14	—
Non-Current	93	243	107	19,822	182	239	165	291	169	417

Total Assets	120	267	126	20,523	203	310	175	322	185	417

Liabilities
Current	10	124	12	900	11	18	16	35	18	—
Non-Current	37	5	63	13,197	110	4	83	162	111	—
Equity	73	138	51	6,426	82	288	76	125	56	417

Total Liabilities and Equity	120	267	126	20,523	203	310	175	322	185	417

Statement of Income
Net Revenue	29	—	23	1,301	29	49	30	52	28	—
Total Cost	(5)	—	(7)	(682)	(17)	(9)	(14)	(26)	(15)	—

Gross Profit	24	—	16	619	12	40	16	26	13	—
General and administrative expenses	(3)	—	(1)	(348)	(2)	(27)	(1)	(1)	(1)	(4)
Net Financial Revenue (Expenses)	(2)	—	(4)	(306)	(6)	4	(7)	(12)	(9)	—

Operational profit	19	—	11	(35)	4	17	8	13	3	(4)
Income tax and Social Contribution tax	(2)	—	(1)	(13)	(1)	(6)	(1)	(2)	(1)	—

Net Profit for the Period	17	—	10	(48)	3	11	7	11	2	(4)

Statement of Comprehensive Income
Net Profit for the Period	17	—	10	(48)	3	11	7	11	2	(4)
Other Comprehensive Income	—	—	—	—	—	—	—	—	—	—

Comprehensive Income For The Period	17	—	10	(48)	3	11	7	11	2	(4)

2012	Hidrelétrica Cachoeirão	Guanhães Energia	Hidrelétrica Pipoca	Madeira Energia	Lightger	Baguari Energia	Central Eólica Praias de Parajuru	Central Eólica Volta do Rio
Assets
Current	24	5	14	327	33	77	5	15
Cash and cash equivalents	21	5	10	111	18	51	2	9
Other current assets	3	—	4	216	15	26	3	6
Non-Current	96	126	110	15,213	188	255	169	309

Total Assets	120	131	124	15,540	221	332	174	324

Liabilities
Current	9	81	13	1,493	22	49	13	43
Non-Current	44	9	69	9,768	117	3	91	165
Equity	67	41	42	4,279	82	280	70	116

Total Liabilities and Equity	120	131	124	15,540	221	332	174	324

Statement of Income
Net Revenue	29	—	21	342	21	48	22	27
Total Cost	(5)	—	(5)	(182)	(8)	(5)	(12)	(19)

Gross Profit	24	—	16	160	13	43	10	8
General and administrative expenses	(4)	—	(1)	(127)	(7)	(11)	(2)	(5)
Net Financial Revenue (Expenses)	(3)	—	(5)	(293)	1	4	(8)	(14)

Operational profit	17	—	10	(260)	7	36	—	(11)
Income tax and Social Contribution tax	(1)	—	(1)	2	(5)	(12)	(1)	(1)

Net Profit for the Period	16	—	9	(258)	2	24	(1)	(12)

Statement of Comprehensive Income
Net Profit for the Period	16	—	9	(258)	2	24	(1)	(12)
Other Comprehensive Income	—	—	—	—	—	—	—	—

Comprehensive Income For The Period	16	—	9	(258)	2	24	(1)	(12)

2012	Central Eólica Praias de Morgado	Amazônia Energia	EBTE
Assets
Current	15	1	66
Cash and cash equivalents	1	—	10
Other current assets	14	1	56
Non-Current	180	272	464

Total Assets	195	273	530

Liabilities
Current	24	—	46
Non-Current	116	—	170
Equity	55	273	314

Total Liabilities and Equity	195	273	530

Statement of Income
Net Revenue	29	—	50
Total Cost	(12)	(1)	(6)

Gross Profit	17	(1)	44
General and administrative expenses	(4)	(1)	(5)
Net Financial Revenue (Expenses)	(10)	—	(12)

Operational profit	3	(2)	27
Income tax and Social Contribution tax	(1)	—	(9)

Net Profit for the Period	2	(2)	18

Statement of Comprehensive Income
Net Profit for the Period	2	(2)	18
Other Comprehensive Income	—	—	—

Comprehensive Income For The Period	2	(2)	18

16 – Property, Plant and Equipment, page F-77

14. Please tell us your consideration of separately disclosing additions and transfers. Refer to paragraph 73(e) of IAS 16.

As described in our response to the Staff’s comment 4, CEMIG will separately disclose additions and transfers in Property, Plant and Equipment in its 2014 Annual Report on Form 20-F.

22. Post-Retirement Liabilities, page F-89

15. Please tell us your consideration disclosing comparative information regarding changes in the present value of the defined benefit obligation, fair value of plan assets plan assets and post-employment benefits expense for each year presented. Please refer to paragraph 38 of IAS 1 and paragraphs 140 and 141 of IAS 19.

CEMIG advises the Staff that rollforward information regarding changes in the present value of the defined benefit obligation, fair value of plan assets and post-employment benefits expense from 2012 to 2013 are presented in the Note 22 to CEMIG’s 2013 financial statements.

The changes in the present value of the defined benefit obligation, fair value of plan assets and post-employment benefits expense from 2011 to 2012 were not presented in CEMIG’s 2013 financial statements. However, this information, as shown below, is disclosed in the note 21 to CEMIG’s 2012 financial statements.

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life Insurance
Defined-benefit obligation as of 12/31/2011	7,254	626	18	540

Cost of current service	8	11	—	6
Interest on the actuarial obligation	703	61	2	54
Actuarial losses (gains) recognized	1,780	181	3	148
Benefits paid	(554)	(59)	(1)	(12)

Defined-benefit obligation as of 12/31/2012	9,191	820	22	736

	Pension plans and retirement supplement plans
Fair value of the plan assets of the plan as of 12/31/2011	6,893	355

Expected return	1,678	105
Employer Contributions	125	37
Benefits paid	(554)	(70)

Fair value of the plan assets of the plans as of 12/31/2012	8,142	427

	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life Insurance
Current service cost	8	11	—	6
Interest on the actuarial obligation	703	61	2	54
Expected return on plan assets	(735)	—	—	—
Actuarial losses (gains) recognized	—	—	(1)	1

Expense in 2012 as per the actuarial report	(24)	72	1	61
Adjustment related to debt with FORLUZ	117	—	—	—

Total expense recorded in 2012	93	72	1	61

CEMIG will disclose comparative information regarding changes in these items for each of the periods presented in its 2014 Annual Report on Form 20-F.

16. Please tell us what consideration you gave to disclosing a sensitivity analysis for each significant actuarial assumption, the methods and assumptions used in preparing the sensitivity analyses and the limitations of those methods and changes from the previous year in the methods and assumptions used in preparing the sensitivity analyses. Refer to paragraph 145 of IAS 19.

In response to the Staff’s comment, the following is a sensitivity analysis of the main actuarial assumptions to determinate the defined benefit obligation:

Effects in Defined-benefit obligation	Pension plans and retirement supplement plans	Health Plan	Dental Plan	Life insurance
Mortality Table smoothed in 1 year	349	14	1	25
Discount rate decreased by 1%	681	120	4	109

In the presentation of the sensitivity analysis, the present value of the defined benefit obligation was calculated using the projected unit credit method at the end of the reporting period, the same method used to calculate the defined benefit obligation recognized in the balance sheet. CEMIG has not made changes to the methods utilized to calculate its post-retirement benefits for the years ended December 31, 2013, 2012 and 2011.

CEMIG will disclose this sensitivity analysis in its 2014 Annual Report on Form 20-F.

29. Financial Instruments and Risks Management, page F-115

17. Please tell us what consideration you gave to disclosing the information required by IFRS 13 for assets measured at fair value on a recurring basis.

CEMIG advises the Staff that, as disclosed in Note 30 to CEMIG’s 2013 financial statements, its principal assets measured at fair value are Financial Assets relating to its concessions, amounting to R$5,559 million, which represents 90% of the total assets measured at fair value. CEMIG advises the Staff that there is no active market for concession assets in Brazil and consequently, these assets are classified as a level 3 instrument. Pursuant to paragraph 91 of IFRS 13, the effects of the measurements on profit were presented in Note 27 to CEMIG’s 2013 financial statements, in the line item “Net updating on the Financial Assets of the concession”.

The main input used by CEMIG and other Brazilian electricity distribution companies to determine the fair value of the financial assets related to its concessions was the New Replacement Value (VNR) of concession infrastructure, according to criteria established in regulations by the Grantor of the concessions, which are based on the fair value of the assets in service belonging to the concession and which will be reversible at the end of the concession, as well as the Weighted Average Cost of Capital (WACC) rate used by the Grantor, which reflects the concessionaire’s return on the concession operations. CEMIG advises the Staff that the both VNR and WACC rates are public information disclosed by the Grantor and by CEMIG.

Considering the Brazilian regulatory framework, CEMIG does not expect a change in the unobservable input used to calculate the fair value. Additional information was provided about such financial instruments in Note 14 to CEMIG’s 2013 financial statements.

The remaining amount of assets measured at fair value is principally related to securities. A general description about the valuation techniques and inputs used to measure those securities is presented in Note 27 to CEMIG’s 2013 financial statements.

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As requested in your letter, CEMIG acknowledges the following:

•	CEMIG is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	CEMIG may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you have any questions about the responses in this letter, kindly contact our outside counsel, Michael Fitzgerald at (212) 318-6988 or Steven Sandretto at (212) 318-6776. In addition, we kindly request that any further correspondence also be faxed to CEMIG at (011) (55) (31) 3506 – 5025.

Very truly yours,

/s/ Luiz Fernando Rolla
Luiz Fernando Rolla Chief Officer for Finance and Investor Relations